[redacted]

09040109

ES
GE COMMISSION
20549

SEC Mail Processing Section
FEB 27 2009
Washington, DC
110

cm

| OMB Approval | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires | February 28, 2010 |
| Estimated average burden hours per response..... | 12.00 |

| SEC FILE NUMBER |
|---|
| 8-47154 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Dale K. Ehrhart, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 West Venice Avenue Suite 22
(No. and Street)

| Venice | Florida | 34285 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mick Gette, Ed.D. — (941) 485-8220
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CPA Associates
(Name - if *individual, state last, first, middle name*)

| 1301 Sixth Avenue West Suite 600 | Bradenton, | Florida | 34205 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

5/6

# OATH OR AFFIRMATION

I, Mick Gette, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dale K. Ehrhart, Inc. as of December 31, 20 08 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Corporate Treasurer
Title

Notary Public

KATHRYN L. NEWSOME
MY COMMISSION # DD 492780
EXPIRES: March 19, 2010
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) A report on Independent Auditors' on Internal Control required by SEC Rule 17a-5.

* *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CPA ASSOCIATES
Certified Public Accountants
and Consultants

# INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
Dale K. Ehrhart, Inc.
Venice, Florida

We have audited the accompanying statements of financial condition of Dale K. Ehrhart, Inc. as of December 31, 2008 and 2007, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dale K. Ehrhart, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements of Dale K. Ehrhart, Inc. taken as a whole. The supplementary information listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

CPA Associates

Bradenton, Florida
February 23, 2009

DALE K. EHRHART, INC.
STATEMENTS OF FINANCIAL CONDITION

| | December 31, 2008 | December 31, 2007 |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ 51,685 | 107,946 |
| Commissions and other receivables | 1,917 | 1,218 |
| Property and equipment - net | 16,989 | 23,270 |
| Prepaid expenses | 37,117 | 47,758 |
| Other assets | 935 | 935 |
| TOTAL ASSETS | $ 108,643 | 181,127 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| LIABILITIES | | |
| Accounts payable | $ 12,859 | 10,811 |
| STOCKHOLDERS' EQUITY | | |
| Common stock | 150 | 150 |
| Additional paid in capital | 339,662 | 339,662 |
| Accumulated deficit | ( 244,028) | ( 169,496) |
| | 95,784 | 170,316 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $ 108,643 | 181,127 |

See accompanying notes.

DALE K. EHRHART, INC.
STATEMENTS OF INCOME

| | Year Ended December 31, 2008 | 2007 |
|---|---|---|
| REVENUES | | |
| Management fees | $ 2,590,948 | 2,809,609 |
| Commissions | 22,012 | 18,895 |
| Interest, dividends and other | 4,147 | 39,323 |
| TOTAL REVENUES | 2,617,107 | 2,867,827 |
| EXPENSES | | |
| Employee leasing expense | 1,244,455 | 1,298,747 |
| Referral fees | 621,196 | 630,036 |
| Clearing charges | 92,347 | 124,316 |
| Market data services | 66,881 | 72,660 |
| Travel | 79,903 | 56,776 |
| Licenses and taxes | 19,692 | 20,682 |
| Consulting | 114,802 | 117,122 |
| Telephone | 8,194 | 12,959 |
| Depreciation | 11,854 | 14,248 |
| Office supplies and equipment | 12,376 | 15,271 |
| Postage | 21,013 | 26,602 |
| Errors and refunds | 13,888 | 10,453 |
| Disposal of property and equipment | -- | 6,358 |
| Other operating expenses | 350,013 | 371,684 |
| TOTAL EXPENSES | 2,656,614 | 2,777,914 |
| NET (LOSS) INCOME | $ ( 39,507) | 89,913 |

See accompanying notes.

DALE K. EHRHART, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

| | COMMON STOCK | ADDITIONAL PAID IN CAPITAL | ACCUMULATED DEFICIT | TOTAL STOCKHOLDERS' EQUITY |
|---|---|---|---|---|
| BALANCES, January 1, 2007 | $ 150 | 339,662 | (249,409) | 90,403 |
| Net income | -- | -- | 89,913 | 89,913 |
| Distributions to stockholders | -- | -- | (10,000) | (10,000) |
| BALANCES, December 31, 2007 | 150 | 339,662 | (169,496) | 170,316 |
| Net loss | -- | -- | (39,507) | (39,507) |
| Distributions to stockholders | -- | -- | (35,025) | (35,025) |
| BALANCES, December 31, 2008 | $ 150 | 339,662 | (244,028) | 95,784 |

See accompanying notes.

DALE K. EHRHART, INC.
STATEMENTS OF CASH FLOWS

| | Year Ended December 31, 2008 | 2007 |
|---|---|---|
| Cash flows from operating activities | | |
| Net (loss) income | $ ( 39,507) | 89,913 |
| Adjustments to reconcile net (loss) income to net cash provided by operating activities | | |
| Depreciation | 11,854 | 14,248 |
| Loss on disposal of property and equipment | -- | 6,358 |
| (Increase) decrease in | | |
| Commissions receivable | ( 699) | ( 329) |
| Prepaid expenses | 10,641 | ( 13,168) |
| Increase (decrease) in | | |
| Accounts payable | 2,048 | ( 13,668) |
| Net cash (used) provided by operating activities | ( 15,663) | 83,354 |
| Cash flows from investing activities | | |
| Purchases of property and equipment | ( 5,573) | ( 18,994) |
| Net cash used by investing activities | ( 5,573) | ( 18,994) |
| Cash flows from financing activities | | |
| Distributions to stockholders | ( 35,025) | ( 10,000) |
| Net cash used by financing activities | ( 35,025) | ( 10,000) |
| Net (decrease) increase in cash | ( 56,261) | 54,360 |
| Cash and cash equivalents, beginning of year | 107,946 | 53,586 |
| Cash and cash equivalents, end of year | $ 51,685 | 107,946 |

See accompanying notes.

## NOTE A – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Dale K. Ehrhart, Inc. (the Company) operates as an introducing broker-dealer in securities in Venice, Florida, and is registered with the Securities and Exchange Commission, and the Financial Industry Regulatory Authority. Its recordkeeping is in accordance with the rules and regulations prescribed by these agencies. The Company's primary source of revenue is providing investment advisory services to customers who are predominately middle to upper income individuals.

Cash and Cash Equivalents: For the purposes of the statement of cash flows, the Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents. The Company had no cash equivalents during 2008 or 2007.

Property and Equipment: Property and equipment are stated at cost. Depreciation is provided on a straight line and accelerated basis using an estimated useful life of three to seven years. Expenditures for maintenance and repairs that do not extend the useful lives of the related assets are expensed as incurred.

Management Fees and Commissions: Management fees are recognized on a trade date basis. Commission revenues and related expenses have been accrued on a trade date basis.

Concentration of Credit Risk: The Company's business activities involve trading and settlement of securities. Sales of securities are made to the Company's customers in the ordinary course of business through the Company's clearing broker and through other arrangements with Fidelity Investments, Inc. and Charles Schwab & Co, Inc. The Company's customer base extends throughout the various regions of the United States. The Company does not anticipate any credit loss in the near term.

At December 31, 2008 and 2007, the Company maintained its cash at a financial institution in bank deposits which at times may exceed federally insured limits. The Company has not experienced any losses on such accounts. The Company believes it is not exposed to any significant risk on cash. All cash balances were fully insured at December 31, 2008 and 2007.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes: The stockholders have elected under Section 1362 of the Internal Revenue Code and a similar section of the Florida Income Tax Law to be treated as an S Corporation for federal and state income tax purposes. The effect of this election provides that, in lieu of corporate income taxes, the stockholders are taxed on their proportionate share of the Company's taxable income. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.

NOTE A – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Financial Accounting Standards Board ("FASB") has issued FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement 109.* FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. Although the Company passes through its income and losses to its stockholders, FIN 48 is still applicable to the Company as pass-through entities are specifically included in the interpretation.

FIN 48 prescribes a recognition threshold and measurement standard for the financial statement recognition and measurement of an income tax position taken or expected to be taken in a tax return including positions that the Company is exempt from income taxes. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Company presently recognizes income tax positions based on management's estimate of whether it is reasonably possible that a liability has been incurred for unrecognized income tax benefits by applying FASB Statement No. 5, *Accounting for Contingencies*. As previously noted, due to the Company's S Corporation election, no provision for income taxes is reflected in the accompanying financial statements.

The Company has elected to defer the application of FIN 48 in accordance with FASB Staff Position (FSP) FIN 48-3. This FSP defers the effective date of Interpretation 48 for nonpublic enterprises included within its scope to the annual financial statements for fiscal years beginning after December 15, 2008. The Organization will be required to adopt FIN 48 in its 2009 annual financial statements. The provisions of FIN 48 are to be applied to all tax positions upon initial application of this standard. Only tax positions that meet the more-likely-than-not recognition threshold at the effective date may be recognized or continue to be recognized upon adoption.

The cumulative effect of applying the provisions of FIN 48 will be reported as an adjustment to the opening balance of retained earnings for the fiscal year of adoption. Management has not assessed the impact of FIN 48 on its financial position and results of operations and has not determined if the adoption of FIN 48 will have a material effect on its financial statements.

## NOTE B – PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31:

| | 2008 | 2007 |
|---|---|---|
| Computer equipment and software | $ 69,274 | 63,701 |
| Office furniture | 1,859 | 1,859 |
| | 71,133 | 65,560 |
| Accumulated depreciation and amortization | ( 54,144) | ( 42,290) |
| | $ 16,989 | 23,270 |

## NOTE C – RELATED PARTY TRANSACTIONS

The Company leases the offices used in its operations from a related party, Venice Co LLLP, on a month-to-month basis at a current annual rental of approximately $53,000 and $48,000 in 2008 and 2007, respectively. The Company is responsible for the normal operating expenses including repairs and maintenance.

The Company has an agreement with Empulse Services, LLC to provide employee services and other management services, as needed. Empulse Services, LLC was paid approximately $1,240,000 and $1,320,000 in 2008 and 2007, respectively. The Corporations are related parties due to their common ownership.

The Company had an agreement with DKE-Commerce, Inc. which expired during 2007, to provide accounting and information technology services, which was not renewed. DKE-Commerce, Inc. was paid $77,000 during 2007. The Corporations are related parties due to their common ownership.

During 2008 and 2007, the Company received management fees of approximately $270,000 and $310,000 respectively, from Tillman Hartley, LLC. The Corporations are related parties due to their common ownership.

During 2008 and 2007, the Company paid fees for intranet services to DKE Digital Resources, Inc. of approximately $18,000 and $19,000, respectively. The Corporations are related parties due to their common ownership.

During 2007, the Company paid consulting fees to DKE Financial, Inc. of approximately $15,000. The Corporations are related parties due to their common ownership. There were no such services provided during 2008.

## NOTE D – NET CAPITAL RULE

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires that the Company maintain "Net Capital" equal to the greater of the aggregate indebtedness divided by 15 or $5,000. It also requires that under the aggregate indebtedness method, a broker-dealer is not permitted to allow its aggregate indebtedness to exceed 15 times its adjusted net capital. At December 31, 2008 and 2007, the Company's "Net Capital" was $40,239 and $97,904, respectively.

At December 31, 2008 and 2007, the Company's "Excess Net Capital" was $35,239 and $92,904 respectively. The "Required Net Capital" was $5,000, which the Company exceeded. At December 31, 2008 and 2007, the Company's aggregate indebtedness was less than adjusted net capital.

On November 3, 1998, the Securities and Exchange Commission (SEC) issued a No-Action Letter to clarify its position under SEC Rule 15c3-1 (Net Capital Rule) regarding the capital treatment of assets in the proprietary account of an introducing broker/dealer (PAIB) held by a clearing broker/dealer. This letter allows introducing broker/dealers to include PAIB assets as allowable assets in their net capital computations, provided the clearing broker/dealer adheres to the provisions, procedures, and interpretations set forth in the letter including the establishment of a separate reserve account for PAIB assets in accordance with the SEC Rule 15c3-3. The effective date of the letter was June 1, 1999.

The Company, pursuant to the above SEC Rule and letter, has entered into a PAIB agreement as an addendum to the fully disclosed clearing agreement with First Clearing Corporation.

## NOTE E – COMMON STOCK TRANSACTIONS

As of December 31, 2008 and 2007, the Company has common stock with a $1 par value. There were 1,000 shares authorized with 150 shares issued and outstanding.

SUPPLEMENTARY INFORMATION

DALE K. EHRHART, INC.
SCHEDULES OF OTHER OPERATING EXPENSES

| | Year Ended December 31, | |
|---|---|---|
| | 2008 | 2007 |
| OTHER OPERATING EXPENSES | | |
| | $ | |
| Legal and accounting | 68,396 | 89,435 |
| Equipment repair and maintenance | 67,549 | 88,870 |
| Rent | 60,027 | 56,022 |
| Education and training | 51,921 | 25,856 |
| Insurance | 33,892 | 43,393 |
| Equipment/furniture rental | 33,782 | 30,646 |
| Meals and entertainment | 8,865 | 9,055 |
| Dues, memberships and subscriptions | 8,823 | 9,371 |
| Utilities | 8,164 | 8,594 |
| Donations and contributions | 6,140 | 6,900 |
| Other | 1,850 | -- |
| Printing | 604 | 3,542 |
| TOTAL OTHER OPERATING EXPENSES | $ 350,013 | 371,684 |

DALE K. EHRHART, INC.
COMPUTATION OF NET CAPITAL PER UNIFORM
NET CAPITAL RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

| | December 31, 2008 | December 31, 2007 |
|---|---|---|
| NET CAPITAL | | |
| Total stockholders' equity | $ 95,784 | 170,316 |
| Total stockholders' equity not allowable for net capital | -- | -- |
| Total stockholders' equity allowable for net capital | 95,784 | 170,316 |
| Deductions and/or charges | | |
| Property and equipment | ( 16,989) | ( 23,270) |
| Deposits | ( 1,439) | ( 1,384) |
| Prepaid expenses | ( 37,117) | ( 47,758) |
| NET CAPITAL | 40,239 | 97,904 |
| MINIMUM NET CAPITAL REQUIREMENT | | |
| Minimum dollar requirement | ( 5,000) | ( 5,000) |
| EXCESS NET CAPITAL | $ 35,239 | 92,904 |
| SCHEDULE OF AGGREGATE INDEBTEDNESS | | |
| Accounts payable | $ 12,859 | 10,811 |
| NET CAPITALIZATION CALCULATIONS | | |
| Aggregate Indebtedness Method | | |
| Aggregate indebtedness (divided by 15) | $ 857 | 721 |
| Net capitalization ratio (limited to a ratio of 15) | 0.32 | 0.11 |

DALE K. EHRHART, INC.
RECONCILIATIONS OF COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1 TO THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5, PART II FILING

| | December 31, 2008 | December 31, 2007 |
|---|---|---|
| NET CAPITAL | | |
| Net Capital per Company's Part II unaudited FOCUS report | $ 40,239 | 97,904 |
| Nonallowable assets previously reported as allowable | | |
| Audit adjustments | -- | -- |
| NET CAPITAL PER COMPUTATION | $ 40,239 | 97,904 |

For 2008 and 2007, the Company is not required to maintain a "special reserve account for the exclusive benefit of customers" as it is exempt under (k)(2)(ii): all customers' transactions are cleared through First Clearing Corporation.

CPA ASSOCIATES
Certified Public Accountants
and Consultants

# INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Stockholders
Dale K. Ehrhart, Inc.
Venice, Florida

In planning and performing our audit of the financial statements and supplementary information of Dale K. Ehrhart, Inc. (the Company) as of and for the years ended December 31, 2008 and 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications, and comparisons, and the recording of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System or in obtaining or maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and the related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's abovementioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 and 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CPA Associates

Bradenton, Florida
February 23, 2009

DALE K. EHRHART, INC.

FINANCIAL STATEMENTS

December 31, 2008 and 2007

## CONTENTS